UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1



                       Anworth Mortgage Asset Corporation
            ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                    037347101
            ------------------------------------------------------
                                 (CUSIP Number)


                                 April 30, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |   |      Rule 13d-1(b)

     | X |      Rule 13d-1(c)

     |   |      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP NO. 037347101            13G                    PAGE  2


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FBR Asset Investment Corporation
     54-1873198


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


                    5    SOLE VOTING POWER
                         500,000



   NUMBER OF        6    SHARED VOTING POWER
    SHARES               0
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               500,000
     WITH


                    8    SHARED DISPOSITIVE POWER
                         0



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000



10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.24%


12   TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 037347101            13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Friedman, Billings, Ramsey Group, Inc. (1)
     54-1837743



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


                    5    SOLE VOTING POWER
                         0



   NUMBER OF        6    SHARED VOTING POWER
    SHARES               500,000 (1)
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                    8    SHARED DISPOSITIVE POWER
                         500,000 (1)



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000 (1)



10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.24%


12   TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 037347101            13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Eric F. Billings (1)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


                    5    SOLE VOTING POWER
                         0



   NUMBER OF        6    SHARED VOTING POWER
    SHARES               500,000 (1)
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                    8    SHARED DISPOSITIVE POWER
                         500,000 (1)



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000 (1)



10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.24%


12   TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 037347101            13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Emanuel J. Friedman (1)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


                    5    SOLE VOTING POWER
                         0



   NUMBER OF        6    SHARED VOTING POWER
    SHARES               500,000 (1)
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                    8    SHARED DISPOSITIVE POWER
                         500,000 (1)



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000 (1)



10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.24%


12   TYPE OF REPORTING PERSON*

     CO


        (1) Friedman, Billings, Ramsey Investment Management, Inc. ("FBRIM") manages the business of FBR Asset Investment Corporation ("FBR Asset") pursuant to a management agreement between the two companies. FBRIM is a wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBRG"). FBRG may be deemed to indirectly beneficially owned the 500,000 shares that are directly owned by FBR Asset by virtue of its control status with respect to FBRIM. FBRG disclaims beneficial ownership of these shares.

Eric F. Billings and Emanuel J. Friedman may also be deemed to indirectly beneficially own the same 500,000 shares by virtue of their control status with respect to FBRG. Messrs. Billings and Friedman disclaim beneficial ownership of these shares.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.    (a).    Name of Issuer: Anworth Mortgage Asset Corporation



           (b).    Address of Issuer's Principal Executive Offices:

                   1299 Ocean Avenue
                   Suite 210
                   Santa Monica, CA  90401

Item 2.    (a).    Name of Person Filing:

                   FBR Asset Investment Corporation


           (b).    Address of Principal Business Office or, if none,
                   Residence:

                   1001 19th Street North
                   Arlington, VA 22209-1710

           (c).    Citizenship: Virginia


           (d).    Title of Class of Securities: Common Stock


           (e).    CUSIP Number: 037347101


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                 (a)     [ ] Broker or dealer registered under section 15
                             of the Act (15 U.S.C. 78o);
                 (b)     [ ] Bank as defined in section 3(a)(6) of the
                             Act (15 U.S.C. 78c);
                 (c)     [ ] Insurance  company  as  defined  in  section
                             3(a)(19) of the Act (15 U.S.C. 78c.);
                 (d)     [ ] Investment company registered under section 8
                             of the Investment Company Act of 1940
                                (15 U.S.C.80a-8);
                 (e)     [ ] An  investment  adviser  in  accordance  with
                             section 240.13d-1(b)(1)(ii)(E);
                 (f)     [ ] An employee benefit plan or endowment fund in
                             accordance with section 240.13d-1(b)(1)(ii)
                             (F);
                 (g)     [ ] A parent holding company or control person in
                             accordance with section 240.13d-1(b)(1)(ii)
                             (G);
                 (h)     [ ] A savings associations as defined in
                             section 3(b) of the Federal Deposit Insurance
                              Act (12 U.S.C. 1813);
                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                 (j)     [ ] Group, in  accordance with section 240.13d-1
                             (b)(1) (ii)(J).

Item 4.            Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a).    Amount beneficially owned: 500,000.


           (b).    Percent of class: 4.24%


           (c).    Number of shares as to which the person has:

                 (i)      Sole power to vote or to direct the vote:   500,000.

                 (ii)     Shared power to vote or to direct the vote:         0.

                 (iii)    Sole power to dispose or to direct the
                          disposition of:                             500,000.

                 (iv)     Shared power to dispose or to direct the
                          disposition of:                                     0.



Item 5.            Ownership of Five Percent or Less of a  Class:

                   Yes.


Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not Applicable.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable.


Item 8.            Identification and Classification of Members of the
                   Group:

                   Not Applicable.

Item 9.            Notice of Dissolution of Group:

                   Not Applicable.


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      FBR ASSET INVESTMENT CORPORATION


Dated:   May 10, 2002              By: /s/ ERIC F. BILLINGS
                                      ---------------------------------
                                      Name:  ERIC F. BILLINGS
                                      Title: Chairman & Chief Executive Officer




                                      Friedman, Billings, Ramsey Group, Inc.


Dated:   May 10, 2002              By: /s/ EMANUEL J. FRIEDMAN
                                      ---------------------------------
                                      Name:  EMANUEL J. FRIEDMAN
                                      Title: Chairman & Co-Chief Executive
                                             Officer


Dated:   May 10, 2002                  /s/ ERIC F. BILLINGS
                                       -------------------------------
                                           Eric F. Billings


Dated:   May 10, 2002                  /s/ EMANUEL J. FRIEDMAN
                                       -------------------------------
                                           Emanuel J. Friedman